Prospectus Supplement (To prospectus dated August 18, 2003)	As filed pursuant to Rule 424(b)(5) Registration No. 333-103659

MGE ENERGY, INC.

Common Stock $1 Par Value

     We have entered into an equity distribution agreement with Banc One Capital Markets, Inc. (“BOCM”) relating to shares of our common stock, par value $1 per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the equity distribution agreement, we may offer and sell up to 1,600,000 shares of our common stock from time to time through BOCM as our sales agent or to BOCM as principal. Sales of the shares of common stock, if any, may be made by means of ordinary brokers’ transactions on the Nasdaq National Market at market prices and in such other manner as agreed upon by us and BOCM. BOCM will receive from us a commission of 2.25% based on the gross sales price per share for any shares sold to or through it as principal or agent under the equity distribution agreement.

     Our common stock is quoted on the Nasdaq National Market under the symbol “MGEE.” On August 15, 2003, the last reported sales price of our common stock on the Nasdaq National Market was $31.54 per share.

     Investing in these shares of our common stock involves risks. See “Risk Factors” in the Current Report on Form 8-K filed by us with the Securities and Exchange Commission on August 18, 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2003.

TABLE OF CONTENTS

PLAN OF DISTRIBUTION	3
LEGAL MATTERS	3

     You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and BOCM has not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and BOCM is not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of the dates such information is or was presented, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

     You should read this entire prospectus supplement and the accompanying prospectus carefully, including the consolidated financial statements incorporated by reference into this prospectus supplement, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement will apply and supersede the information in the accompanying prospectus.

     Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “MGE Energy,” “we,” “our” and “us” refer to MGE Energy, Inc. and its subsidiaries.

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PLAN OF DISTRIBUTION

     Settlement for sales of common stock will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

     Copies of this prospectus supplement will be delivered in satisfaction of the prospectus delivery requirements of the Securities Act of 1933. We will report at least quarterly the number of shares of common stock sold to or through BOCM in at-the-market offerings, the net proceeds to us and the compensation paid by us to BOCM in connection with such sales of common stock.

     In connection with the sale of common stock on our behalf, BOCM may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation paid to BOCM may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to BOCM against certain civil liabilities, including liabilities under the Securities Act of 1933. BOCM may engage in transactions with, or perform other services for, us in the ordinary course of business.

LEGAL MATTERS

     The validity of the common stock will be passed on for MGE Energy, Inc. by Stafford Rosenbaum LLP, Madison, Wisconsin. Certain legal matters with respect to the common stock will be passed on for BOCM by Morrison & Foerster LLP, New York, New York.

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Prospectus

MGE ENERGY, INC.

Common Stock $1 Par Value

     We intend to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, shares of our common stock, par value $1 per share, having an aggregate public offering price not to exceed $200,000,000, subject to reduction in the event we sell medium-term notes or other shares of common stock pursuant to separate prospectuses under the registration statement of which this prospectus is a part.

     We will specify the number of shares of common stock being offered and the underwriters for the offering, together with the terms and conditions for such offer, the public offering price, the underwriting discounts and commissions and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplements carefully before you invest.

     Our common stock is quoted on the Nasdaq National Market under the symbol “MGEE.”

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 18, 2003.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	3
MGE ENERGY, INC	4
USE OF PROCEEDS	4
DESCRIPTION OF COMMON STOCK	5
COMMON STOCK DIVIDENDS AND MARKET	7
PLAN OF DISTRIBUTION	8
LEGAL MATTERS	9
EXPERTS	9

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell shares of our common stock in one or more offerings with a total offering price not to exceed $200,000,000, subject to reduction if we sell any medium-term notes or other shares of common stock which were registered in the same registration statement and described in separate prospectuses. This prospectus provides you with a general description of our common stock. Each time we sell shares of common stock, we will describe in a supplement to this prospectus the specific terms of that offering. The applicable prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and the applicable prospectus supplement, together with additional information referred to in “Where You Can Find More Information,” before investing in the notes.

     We are not offering the common stock in any state where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

WHERE YOU CAN FIND MORE INFORMATION

     We file, and our wholly owned subsidiary, Madison Gas and Electric Company (“MGE”), has filed, annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet on the SEC’s web site at www.sec.gov. or on our website at www.mgeenergy.com. Our common stock is traded on the Nasdaq National Market under the symbol “MGEE,” and you may inspect copies of any documents we file with the SEC at the offices of The National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, DC 20006.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we and MGE have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock registered hereby has been issued:

•	MGE Energy’s and MGE’s combined Annual Report on Form 10-K for the year ended December 31, 2002.

•	MGE Energy’s and MGE’s combined Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

     You may request a copy of these filings at no cost, by writing, calling or e-mailing us at the following address:

MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231
Attention: MGE Energy Shareholder Services
Telephone: (800) 356-6423
Email: investor@mgeenergy.com

     You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information.

MGE ENERGY, INC.

     MGE Energy, Inc. (the “Company”), a Wisconsin corporation incorporated in 2001, is an exempt holding company under the Public Utility Holding Company Act of 1935. We are the parent holding company of Madison Gas and Electric Company (“MGE”), a regulated public utility, as well as of non-regulated subsidiaries.

     MGE is a Wisconsin public utility that generates and distributes electricity to nearly 130,000 customers throughout 250 square miles of Dane County, Wisconsin. MGE also purchases, transports and distributes natural gas to more than 126,000 customers in 1,325 square miles of service territory in seven counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon. MGE has served the Madison area since 1896.

     MGE Power, LLC has been formed to develop, acquire and own real estate and electric generating facilities. Together with the University of Wisconsin-Madison, we expect MGE Power West Campus, LLC, a subsidiary of MGE Power, LLC, to develop and build a natural gas-fired cogeneration plant to help meet the future needs of the University and MGE customers. The facility will produce steam heat and chilled water air conditioning for the University and up to 150 MW of electricity to meet demand in the Madison area. Through MGE Power, LLC, we also have an option (subject to regulatory approvals and other contingencies) to obtain a 1/12th equity interest in up to three coal-fired base-load generating facilities that are a part of Wisconsin Energy Corporation’s Power the Future proposal. The proposal includes three 600 MW coal-fired generating units, and our option permits us to obtain an ownership interest equivalent to no more than 150 MW of generating capacity.

     Our other non-regulated subsidiaries include MGE Construct, LLC, which provides construction services for generating facilities, Central Wisconsin Development Corp., which provides property-related services and financing to promote development in the MGE service area, and MAGAEL LLC, which holds title to properties acquired for future utility plant expansion and non-utility property.

     Our principal executive offices are located at 133 South Blair Street, Madison, Wisconsin 53703-1231, and our telephone number is (608) 252-7000. We also have a web site located at www.mgeenergy.com.

USE OF PROCEEDS

     Unless we indicate otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the common stock for financing capital expenditures and future acquisitions, to refund or redeem debt and for other general corporate purposes. We will describe in the applicable prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of such prospectus supplement. We will temporarily invest any net proceeds that we do not immediately use in marketable securities.

DESCRIPTION OF COMMON STOCK

General

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $1 per share, of which as of August 14, 2003, 17,912,933 shares were issued and outstanding. We have not redeemed any of our common stock nor do we hold any shares of common stock as treasury stock.

     The following summarizes certain provisions of our Amended and Restated Articles of Incorporation and the Wisconsin Business Corporation Law that relate to our common stock and certain relevant provisions of the Indenture of Mortgage and Deed of Trust, dated as of January 1, 1946 between MGE and First Wisconsin Trust Company (now known as U.S. Bank, N.A.), as Trustee, and indentures supplemental thereto (collectively, the “Bond Indenture”).

Voting Rights

     Except as described below under “Limitation of Voting Rights of Substantial Shareholders,” each share of our common stock entitles its holder to one vote in all elections of directors and any other matter submitted to a vote at a meeting of shareholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of the shares, if they choose to do so, can elect all of the directors.

     All corporate action to be taken by our shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although:

•	the affirmative vote of the holders of two-thirds of our outstanding stock is necessary to amend our Amended and Restated Articles of Incorporation and to approve various fundamental corporate changes, including a merger or share exchange or the sale of all or substantially all of our assets or the dissolution of our company; and

•	the approval of 80% of the votes cast by holders entitled to vote at a duly authorized meeting is required to amend the provisions of our Amended and Restated By-laws relating to the removal of directors only for cause.

Limitation of Voting Rights of Substantial Shareholders

     Our Amended and Restated Articles of Incorporation provide for limited voting rights by the record holders of our “voting stock” which is beneficially owned by a Substantial Shareholder (as defined below). These provisions may render more difficult or discourage (1) a merger involving our company, (2) an acquisition of our company, (3) the acquisition of control over our company by a Substantial Shareholder, and (4) the removal of incumbent management. “Voting stock” is defined in our Amended and Restated Articles of Incorporation to include our common stock and any class or series of preferred or preference stock then outstanding entitling its holder to vote on any matter with respect to which a determination is being made, unless our shareholders or our board of directors expressly exempt a class or series of our preferred or preference stock from this provision of our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation do not presently authorize any class of stock other than common stock.

     A “Substantial Shareholder” is defined in our Amended and Restated Articles of Incorporation as any person or entity (other than us, any of our subsidiaries, our and our subsidiaries’ employee benefit plans and the trustees thereof), or any group formed for the purpose of acquiring, holding, voting, or disposing of shares of voting stock, that is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock. For purposes of our Amended and Restated Articles of Incorporation, a person is deemed to be a “beneficial owner” of any shares of voting stock which that person (or any of its affiliates or associates) beneficially owns, directly or indirectly, or has the right to acquire or to vote, or which are beneficially owned, directly or indirectly, by any other person with which that person (or any of its affiliates or associates) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock.

     A Substantial Shareholder (including the shareholders of record of its beneficially owned shares) is entitled to cast one vote per share (or another number of votes per share as may be specified in or pursuant to our Amended and Restated Articles of Incorporation) with respect to the shares of voting stock which would entitle the Substantial Shareholder to cast up to 10% of the total number of votes entitled to be cast in respect of all the outstanding shares of voting stock. With respect to shares of voting stock that would entitle the Substantial Shareholder to cast more than 10% of the total number of votes, however, the Substantial Shareholder is entitled to only one one-hundredth (1/100th) of the votes per share which it would otherwise be entitled to cast. In addition, in no event may a Substantial Shareholder exercise more than 15% of the total voting power of the holders of voting stock (after giving effect to the foregoing limitations).

     If the shares of voting stock beneficially owned by a Substantial Shareholder are held of record by more than one person, the aggregate voting power of all holders of record, as limited by the provisions described above, will be allocated in proportion to the number of shares held. In addition, our Amended and Restated Articles of Incorporation provide that a majority of the voting power of all the outstanding shares of voting stock (after giving effect to the foregoing limitations on voting rights) constitutes a quorum at all meetings of shareholders.

     The following is an example of how the votes available to a Substantial Shareholder would be limited by the provision in our Amended and Restated Articles of Incorporation. The example assumes we have a Substantial Shareholder who holds 600 of 1,000 outstanding shares of voting stock. In the absence of the provision, the Substantial Shareholder would be entitled to cast 600 out of 1,000 votes, or 60%–i.e., one vote for each share held. Under the provision, the Substantial Shareholder would be limited to 70 out of 470 votes, or just under 15%. The provision restricts the votes available to the Substantial Shareholder in two ways–it limits the votes available for shares representing more than 10% of the outstanding voting stock and further limits the vote so calculated to no more than 15% of the total voting power of the holders of voting stock. Under the first limit, the Substantial Shareholder would have 105 votes–one vote for each share up to 10% of the outstanding voting stock (100 shares representing 100 votes) and one-one hundredth vote for each additional share (500 shares representing 5 votes). The second limit would further restrict the votes available since, prior to any further adjustment, the Substantial Shareholder would be entitled to cast 21% of the total voting power–i.e., 105 votes out of a total of 505 votes then entitled to be cast (that is, 105 votes by the Substantial Shareholder and 400 votes by all other shareholders). The second limit reduces those votes until the percentage does not exceed 15%–i.e., 70 votes out of a total of 470 entitled to be cast by all shareholders (that is, 70 votes by the Substantial Shareholder and 400 votes by all other shareholders).

     Accordingly, beneficial owners of more than 10% of the outstanding shares of our voting stock will be unable to exercise voting rights proportionate to their equity interests.

     Subject to specified expectations, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors to 10% of the full voting power of those excess shares. In other words, a person holding 500 shares of a corporation subject to Section 180.1150 of the Wisconsin Business Corporation Law with 1,000 shares outstanding would be limited to 230 votes (that is, 200 votes (20% of the total voting power) plus 30 votes (10% of the excess 300 shares)) on any matter subjected to a shareholder vote. Full voting power may be restored if a majority of the voting power shares represented at a meeting are voted in favor of a restoration of full voting power. This provision may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

Possible Anti-Takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated By-laws and Wisconsin State Law

     Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated By-laws providing for a classified board of directors, limiting the rights of shareholders to remove directors, reducing the voting power of persons holding 10% or more of our common stock, requiring a two-thirds vote with respect to an amendment of the Articles and various fundamental corporate changes and permitting us to issue additional shares of common stock without further shareholder approval except as required under rules of the Nasdaq National Market could have the effect, among others, of discouraging takeover proposals for our company or impeding a business combination between us and a major shareholder.

     The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a holding company unless the Public Service Commission of Wisconsin (“PSCW”) determines that such action is in the best interest of utility consumers, investors and the public.

Dividend Rights

     Holders of our common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution. As a practical matter, our ability to pay dividends on our common stock will be determined by the ability of our operating subsidiaries, principally MGE, to pay dividends to us.

     MGE’s ability to pay dividends to us will be subject to its earnings and the needs of its business and, to a degree, the provisions of the Wisconsin Holding Company Act. The PSCW has the authority under that Act to restrict the payment of dividends by MGE if it finds that MGE’s capital will be impaired by payment of those dividends. Also, as part of the approval we received from the PSCW to become the holding company for MGE, the PSCW limited MGE from paying dividends in excess of its traditional dividend policy so long as its common equity ratio is below 55 percent. As of June 30, 2003, MGE’s common equity ratio was 55.2%.

     Also, under the terms of the Seventeenth Supplemental Indenture to the Bond Indenture, so long as any of the bonds authorized thereunder are outstanding, dividends on MGE’s common stock cannot exceed an amount equal to MGE’s retained income, less dividends, in each case accumulated since December 31, 1945. No portion of MGE’s retained income is so restricted at this time. At present, there is one series of bonds outstanding under the Seventeenth Supplement to the Bond Indenture, representing indebtedness in the amount of $21,200,000.

Liquidation Rights

     In the event we liquidate or dissolve, holders of our then outstanding common stock are entitled to receive ratably all of our assets remaining after all of our liabilities have been paid. In addition, because our operations are currently conducted primarily through MGE, the rights of the holders of our common stock to participate in the distribution of assets of MGE upon the liquidation or reorganization of that subsidiary or otherwise will be subject to the prior claims of any holders of preferred stock of MGE. Currently, there is no outstanding preferred stock of MGE.

Preemptive and Subscription Rights

     Holders of our common stock, solely by virtue of their holdings, do not have any preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liability to Further Calls or to Assessment

     All of our outstanding shares of common stock have been fully paid and are nonassessable. However, in accordance with Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, shareholders may be personally liable for an amount equal to the par value of their stock for all debts owing to our employees for services performed, but not exceeding six months’ service in any one case.

Miscellaneous

     We reserve the right to increase, decrease, or reclassify our authorized capital stock and to amend or repeal any provisions in our Amended and Restated Articles of Incorporation or in any amendment thereto in the manner now or hereafter prescribed by law, subject to the limitations in our Amended and Restated Articles of Incorporation. All rights conferred on the holders of our common stock in our Amended and Restated Articles of Incorporation or any amendment thereto are subject to this reservation. Our common stock does not have any conversion rights.

COMMON STOCK DIVIDENDS AND MARKET

     We have paid four dividends on common stock since the share exchange in which we became the parent holding company of MGE.

     Our practice of paying dividends quarterly (in March, June, September, and December), the time of payment, and the amount of future dividends are necessarily dependent upon our earnings, financial requirements, and other factors.

     Our common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol “MGEE.”

PLAN OF DISTRIBUTION

     We may sell shares of our common stock, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including:

•	the name or names of any underwriters or agents;

•	the purchase price of the common stock;

•	our net proceeds from the sale of the common stock;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

     If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

     If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

     We may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. We may also sell the common stock through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

     We also may engage Banc One Capital Markets, Inc. (“Banc One”) from time to time to act as agent or principal for the offer of our common stock in one or more placements pursuant to a distribution agreement. If we and Banc One agree, we will sell to Banc One, as agent or as principal, and Banc One will seek to solicit offers to purchase on an agency basis and/or will purchase on a principal basis, our common stock. The number and purchase price (less an underwriting discount) of the shares we sell to Banc One will be mutually agreed on the relevant trading day. The common stock sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding the share price, proceeds that will be raised or commissions to be paid will be described in a prospectus supplement to this prospectus or in other filings made in accordance with and as permitted by the Securities Act of 1933 and the Securities Exchange Act of 1934. Banc One may make sales of our common stock pursuant to the distribution agreement in privately negotiated transactions and/or any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933 including sales made on the NASDAQ National Market, the current trading market for our common stock. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates calculated as of a date within 60 days prior to the filing of the registration statement of which this prospectus is a part.

General Information

     Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed underwriters as defined in the Securities Act of 1933, and any discounts or commissions we pay to them and any profit made by them on the resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

     We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

     Legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Stafford Rosenbaum LLP, Madison, Wisconsin. Underwriters’ counsel will render an opinion as to the validity of the common stock for any underwriters, dealers, purchasers or agents.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the combined Annual Report on Form 10-K of MGE Energy, Inc. and Madison Gas and Electric Company for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.